Exhibit 17.1

Frank Mambuca
24017 Production Circle
Bonita Springs, FL 34135

May 6, 2010

Richard Granville
Chairman of the Board
Cinnabar Ventures, Inc. aka Yippy, Inc.
17595 S. Tamiami Trail
Suite 300
Fort Myers, FL 33908

To the Board of Cinnabar Ventures, Inc (CNBR) aka Yippy, Inc.:

I have been on leave-of-absence from the Board of CNBR since 4/1/2010 (see attached letter). My leave from the Board was based upon the termination on 3/31/2010 of the Letter-ofIntent for CNBR to acquire US Metropolitan Telecom, LLC (US Metro). Beginning on 4/1/2010, CNBR and US Metro were automatically reengaged in negotiations, and it was inappropriate for me to continue to be on the Boards of both companies.

On 4/20/2010, CNBR and US Metro signed a formal agreement to cease any acquisition negotiations for CNBR to acquire US Metro. Based on the Agreement, although the companies will not engage in an acquisition. CNBR and US Metro will continue to enjoy a customer-supplier relationship.

As CNBR is going to focus on software and media for the foreseeable future, I am going to take this opportunity to formally resign from the Board of Directors of CNBR effective 5/6/2010.

It has been my pleasure to serve on the CNBR Board from 2/19/2010 to 3/31/2010 and to attend our only Board Meeting on 3/10/2010 and 3/11/2010. The only compensation offered to me as a Board Member was the issuance of 100,000 CNBR Stock Options at a strike price of $0.01. I have not exercised these Stock Options, and I have no intention of exercising the Stock Options. As such, you can return the Stock Options to the Company Stock Option plan.

I believe that CNBR has a great mission, business plan, and team. I wish you great success as you continue to execute your plan and grow your business.

Sincerely,

/s/ Frank Mambuca
Frank Mambuca